February 7, 2014

William H. Thompson

Accounting Branch Chief

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE: Oz Saferooms Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed May 8, 2013

File No. 0-54112

Mr. Thompson,

This correspondence is in response to your letter dated January 15, 2014 in reference to our filing of the Form 10-K filed May 8, 2013 on the behalf of OZ Saferooms Technologies, Inc., File No. 0-54112.

Please accept the following responses and note that Registrant filed amended Form 10-K on February XX, 2014.

Comment 1

Item 9A(T). Controls and Procedures, page 11

Evaluation of Internal Controls over Financial Reporting, page 11

We reviewed your response and proposed disclosure in response to comment 1 in our letter dated November 5, 2013. Please revise to include a statement as to whether or not internal control over financial reporting is effective and clearly disclose any material weaknesses in internal control over financial reporting identified by management. Management is not permitted to conclude that a registrant's internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

Answer: We are amending Item 9A(T.) in our 10-K based on your comments as follows:

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintain the adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive and principal financial officer, we assessed, as of December 31, 2012, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Internal control over financial reporting is defined as a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorization of our management and directors: and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, management concluded that our disclosure controls and procedures were ineffective, due to Mr. Zagorski serving as our sole officer and director. Until such time as the Company is able to retain a chief financial officer and/or another director, there will be deficiencies in our internal controls.

Evaluation of Changes in Internal Controls and Financial Reporting

There was no change in the internal control over financial reporting that occurred during the fiscal year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Andrew J. Zagorski

Andrew J. Zagorski

Chief Executive Officer

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